Exhibit 99.1

Management’s Discussion and Analysis

of Results of Operations and Financial Position

Magna International Inc.

December 31, 2015

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

In 2015, we sold substantially all of our interiors operations (excluding our seating operations). The assets and liabilities, and operating results for the previously reported interiors operations are presented as discontinued operations and have therefore been excluded from both continuing operations and segment results for all periods presented in the attached financial statements. This Management’s Discussion and Analysis reflects the results of continuing operations, unless otherwise noted.

This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

This MD&A has been prepared as at March 3, 2016.

OVERVIEW

We are a leading global automotive supplier with 292 manufacturing operations and 83 product development, engineering and sales centres in 29 countries. As of December 31, 2015, we have approximately 129,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. Our product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

HIGHLIGHTS

Operations

2015 marked the sixth consecutive year of increased global light vehicle production. In our two most significant markets, North American light vehicle production increased 3% to 17.5 million units and European light vehicle production increased 4% to 21.0 million units, each in 2015 compared to 2014.

We posted consolidated sales of $32.13 billion in 2015, a decrease of $2.27 billion or 7% from 2014. Although our financial results are reported in U.S. dollars, we also generate sales in various other currencies, including the euro and Canadian dollar. The weakening of these and other functional currencies against the U.S. dollar reduced our reported sales by approximately $3.35 billion in 2015 as compared to 2014. Excluding the negative impact of foreign currency translation, our sales increased 3% compared to 2014.

Overall, our Adjusted EBIT(1) decreased 6% to $2.53 billion in 2015 compared to $2.68 billion in 2014.

During 2015, net income attributable to Magna International Inc. from continuing operations was $1.95 billion, an increase of $22 million compared to 2014 and diluted earnings per share from continuing operations increased $0.28 to $4.72 for 2015 compared to 2014. Excluding the after tax impact of other (income) expense, net, and the Austrian Tax Reform, as discussed in the “Other (income) expense, net” and “Income Taxes” sections, respectively, net Income attributable to Magna International Inc. from continuing operations decreased $146 million and diluted earnings per share from continuing operations decreased $0.12.

1 We believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other (income) expense, net.

Magna International Inc. 2015 Annual MD&A

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Strategic Repositioning of Product Portfolio

We undertook a number of actions in 2015 to reposition our product portfolio including the expansion of our powertrain product segment, which is expected to grow more rapidly, while exiting other product areas which are not critical to our future growth plans. Some of these actions include:

•                  Agreeing to acquire the Getrag Group of Companies (“Getrag”), one of the world’s largest suppliers of transmissions;

•                  Acquiring Stadco Automotive Ltd. (“Stadco”) a supplier of steel and aluminum stampings as well as vehicle assemblies based in the United Kingdom;

•                  Forming a partnership in China with Chongqing Xingqiaorui (the “Xingqiaorui Partnership”), a Tier one supplier of automotive body-in-white components to Changan Ford;

•                  Buying the head-up display and electronic components business units of Philips & Lite-On Digital Solutions (“PLDS”) in Germany, as well as the PLDS ultrasonic sensor business in Taiwan;

•                  Contributing our aftermarket Jeep roof tops business into a joint venture;

•                  Selling substantially all of our interiors operations (excluding our seating operations); and

•                  Selling our battery pack business.

Capital Structure

In early 2014, we announced our intention to move towards a capital structure that we believe is appropriate for our business, and also to reduce cash levels, while retaining enough cash to manage our day-to-day needs throughout the year. After giving effect to the closing of the Getrag transaction, we have achieved the target capital structure through investments for future growth in the form of capital spending and acquisitions, together with return of capital to shareholders through dividends and share repurchases. Some specific actions that realigned our capital structure include:

•                  Investing $1.29 billion in our business during 2015, including fixed assets, acquisitions net of divestitures, investments and other assets. In addition, we invested approximately €1.75 billion in cash plus assumed debt in January 2016, to acquire Getrag;

•                  Returning a total of $354 million to shareholders in the form of dividends. On February 25, 2016, our Board of Directors declared a dividend of U.S $0.25 per share;

•                  Returning an additional $515 million to shareholders through the repurchase of 10.6 million shares in 2015; and

•                  Issuance of senior, unsecured debt denominated in U.S. dollars, Canadian dollars and euro, respectively.

INDUSTRY TRENDS AND RISKS

A number of general trends which have been impacting the automotive industry and our business in recent years are expected to continue, including the following:

•                      the consolidation of vehicle platforms and proliferation of high-volume platforms supporting multiple vehicles and produced in multiple locations;

•                      the long-term growth of the automotive industry in China, India and other non-traditional markets, including accelerated movement of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•                      the growth of the B to D vehicle segments (subcompact to mid-size cars), particularly in developing markets;

•                      the extent to which innovation in the automotive industry is being driven by governmental regulation of fuel economy and carbon dioxide/greenhouse gas emissions, vehicle safety and vehicle recyclability;

•                      the growth of cooperative alliances and arrangements among competing automotive OEMs, including shared purchasing of components; joint engine, powertrain and/or platform development; engine, powertrain and platform sharing; and joint vehicle hybridization and electrification initiatives and other forms of cooperation;

•                      the growing importance of electronics in the automotive value chain;

•                      the consolidation of automotive suppliers; and

•                      the exertion of pricing pressure by OEMs.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•                      The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, rising unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts, sovereign debt concerns, an increase in protectionist measures and/or other factors, may result in lower consumer confidence. Consumer confidence has a significant impact on consumer demand for vehicles, which in turn impacts, vehicle production. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability.

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•                      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar or euro, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•                      The automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice and the European Commission. Currently, investigations are being conducted in several product areas, and these regulators or those in other jurisdictions could choose to initiate investigations in these or other product areas.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties  taking into account several mitigating and aggravating factors.

At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigation or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

•                      We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•                      Although we are working to turn around underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short to medium term or that the expected improvements will be fully realized or realized at all. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•                      We face ongoing pricing pressure from OEMs, including through: long-term supply agreements with mutually agreed price reductions over the life of the agreement; incremental annual price concession demands; and pressure to absorb costs related to product design, engineering and tooling and other items previously paid for directly by OEMs; pressure to assume or offset commodities cost increases; and refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions or costs previously paid for by OEMs could have a material adverse effect on our profitability.

•                      The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities,  as well as factors related to manufacturing processes, tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•                      We intend to continue to pursue acquisitions in those product areas which we have identified as key to our business strategy. However, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, and/or such acquisitions may be dilutive in the short to medium term, which could have a material adverse effect on our profitability.

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•                      The successful completion of one or more significant acquisitions could increase our risk profile, including through the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. Although we seek to conduct appropriate levels of due diligence of our acquisition targets, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of limited access to information, time constraints for conducting due diligence, inability to access target company facilities and/or personnel or other limitations in the due diligence process. Additionally, we may identify risks and liabilities through our acquisition due diligence efforts that we are not able to sufficiently mitigate through appropriate contractual protections. The realization of any such risks could have a material adverse effect on our profitability.

•                      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, Fiat Chrysler, Ford, Daimler, Volkswagen and BMW. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•                      While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•                      In light of the amount of business we currently have with our largest customers in North America and Europe, our opportunities for incremental growth with these customers may be limited. The amount of business we have with Japanese, Korean and Chinese-based OEMs generally lags that of our largest customers, due in part to the existing relationships between such OEMs and their preferred suppliers. There is no certainty that we can achieve growth with Asian-based OEMs, nor that any such growth will offset slower growth we may experience with our largest customers in North America and Europe. As a result, our inability to grow our business with Asian-based OEMs could have a material adverse effect on our profitability.

•                      While we continue to expand our manufacturing footprint with a view to taking advantage of opportunities in markets such as China, India, Eastern Europe, Thailand, Brazil and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

•                      A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

•                      Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time, including as a result of restructuring actions taken by us, our customers and other suppliers. We cannot predict whether or when any labour disruption may arise, or how long such a disruption could last. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

•                      Our business is generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately two weeks in July and one week in December. In addition, many of our customers in Europe typically shut down vehicle production during portions of August and one week in December. These scheduled shutdowns of our customers’ production facilities could cause our sales and profitability to fluctuate when comparing fiscal quarters in any given year.

•                      The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors have greater market share than we do in some product areas or geographic regions, or increasing market share in product areas or geographic regions which are experiencing higher growth rates. As the trends towards globalization and consolidation of automotive suppliers continue, we expect our competitors will be larger and have greater access to financial and other resources than is currently the case. We may also face new, global competitors in some product areas which emerge from non-traditional markets, such as China, and act as industry consolidators. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

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•                      We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to OEMs; capacity utilization; OEMs’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among OEMs, their employees and unions; and other considerations. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•                      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of components for a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•                      We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

•                      Prices for certain key raw materials and commodities used in our parts, including steel and resin, continue to be volatile. To the extent we are unable to offset commodity price increases by passing such increases to our customers, by engineering products with reduced commodity content, through hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability. Some of our manufacturing facilities generate a significant amount of scrap steel and recover some of the value through scrap steel sales. Scrap steel prices declined significantly in 2015 and may decline further, which could have an adverse effect on our profitability.

•                      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production or acquired by us. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

•                      Our manufacturing facilities are subject to risks associated with natural disasters or other catastrophic events, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters or catastrophic events could cause the total or partial destruction of our or our sub-supplier’s manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster or catastrophic event at a manufacturing facility could have a material adverse effect on our operations and profitability.

•                      The reliability and security of our information technology (IT) systems is important to our business and operations. Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber-attacks. A significant breach of our IT systems could: cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our or our customers’ intellectual property or confidential information. If any of the foregoing events occurs, we may be subject to a number of consequences, including reputational damage, which could have a material adverse effect on our Company.

•                      Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants in Canada continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have a material adverse effect on our profitability and financial condition.

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•                      From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses and may be required to devote significant management time and resources to the matters. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our Management’s Discussion & Analysis, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•                      We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax or transfer pricing laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

•                      We recorded significant impairment charges related to goodwill and long-lived assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•                      We believe we will have sufficient financial resources available to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, as a result of the reduction of our excess cash in connection with our capital structure strategy, we may have less financial flexibility than we have had in the last few years. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•                      In recent years, we have invested significant amounts of money in our business through capital expenditures to support new facilities, expansion of existing facilities, purchases of production equipment and acquisitions. Returns achieved on such investments in the past are not necessarily indicative of the returns we may achieve on future investments and our inability to achieve returns on future investments which equal or exceed returns on past investments could have a material adverse effect on our level of profitability.

•                      Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

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RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended December 31,				For the year ended December 31,
	2015	2014	Change		2015	2014	Change

1 Canadian dollar equals U.S. dollars	0.749	0.881	-	15%	0.784	0.906	-	13%
1 euro equals U.S. dollars	1.094	1.250	-	12%	1.111	1.330	-	16%
1 British pound equals U.S. dollars	1.516	1.583	-	4%	1.529	1.648	-	7%
1 Chinese renminbi equals U.S. dollars	0.156	0.163	-	4%	0.159	0.162	-	2%
1 Brazilian real equals U.S. dollars	0.260	0.393	-	34%	0.305	0.426	-	28%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and year ended December 31, 2015 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation’s functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

RESULTS OF OPERATIONS — FOR THE YEAR ENDED DECEMBER 31, 2015

Sales

	2015	2014	Change
Vehicle Production Volumes (millions of units)
North America	17.473	17.003	+	3%
Europe	20.992	20.108	+	4%

Sales
External Production
North America	$17,759	$17,398	+	2%
Europe	7,252	8,843	-	18%
Asia	1,612	1,579	+	2%
Rest of World	454	668	-	32%
Complete Vehicle Assembly	2,357	3,160	-	25%
Tooling, Engineering and Other	2,700	2,755	-	2%
Total Sales	$32,134	$34,403	-	7%

External Production Sales - North America

External production sales in North America increased 2% or $361 million to $17.76 billion for 2015 compared to $17.40 billion for 2014, primarily as a result of the launch of new programs during or subsequent to 2014, including the:

•                  Ford Transit;

•                  Ford Mustang;

•                  Ford Edge;

•                  Chevrolet Colorado and GMC Canyon;

•                  Mercedes-Benz C-Class; and

•                  GM full-size SUVs.

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These factors were partially offset by:

•                  an $863 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the Canadian dollar against the U.S. dollar;

•                  lower production sales on existing programs;

•                  net divestitures during or subsequent to 2014, which negatively impacted sales by $87 million; and

•                  net customer price concessions subsequent to 2014.

External Production Sales - Europe

External production sales in Europe decreased 18% or $1.59 billion to $7.25 billion for 2015 compared to $8.84 billion for 2014, primarily as a result of:

•                  a $1.46 billion decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Russian ruble, Czech koruna and Polish zloty;

•                  lower production sales on existing programs;

•                  programs that ended production during or subsequent to 2014; and

•                  net customer price concessions subsequent to 2014.

These factors were partially offset by the launch of new programs during or subsequent to 2014, including the:

•                  Volkswagen Caddy;

•                  Volkswagen Passat;

•                  Ford Transit;

•                  BMW 2-Series; and

•                  BMW X4.

External Production Sales - Asia

External production sales in Asia increased 2% or $33 million to $1.61 billion for 2015 compared to $1.58 billion for 2014, primarily as a result of:

•                  the launch of new programs during or subsequent to 2014, primarily in China and India; and

•                  acquisitions subsequent to 2014, including the Xingqiaorui Partnership, which positively impacted sales by $18 million.

These factors were partially offset by:

•                  a $47 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi;

•                  lower production sales on existing programs; and

•                  net customer price concessions subsequent to 2014.

External Production Sales - Rest of World

External production sales in Rest of World decreased 32% or $214 million to $454 million for 2015 compared to $668 million for 2014, primarily as a result of:

•                  a $149 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real; and

•                  lower production sales on existing programs.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to 2014, primarily in Brazil; and

•                  net customer price increases subsequent to 2014.

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Complete Vehicle Assembly Sales

	2015	2014	Change

Complete Vehicle Assembly Sales	$2,357	$3,160	-	25%

Complete Vehicle Assembly Volumes (Units)	103,904	135,126	-	23%

Complete vehicle assembly sales decreased 25% or $803 million to $2.36 billion for 2015 compared to $3.16 billion for 2014 and assembly volumes decreased 23% or 31,222 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $494 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the MINI Countryman and Paceman, as these programs near the end of production; and

•                  the end of production of the Peugeot RCZ at our Magna Steyr facility during the third quarter of 2015.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 2% or $55 million to $2.70 billion for 2015 compared to $2.76 billion for 2014.

In 2015, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Cruze;

•                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

•                  Ford F-Series and F-Series Super Duty;

•                  Audi A4;

•                  MINI Countryman;

•                  Chevrolet Equinox and GMC Terrain;

•                  Ford Edge;

•                  Chrysler Pacifica and Dodge Caravan;

•                  BMW 2-Series; and

•                  Mercedes-Benz M-Class.

In 2014, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Transit;

•                  MINI Countryman;

•                  Ford Mustang;

•                  QOROS 3;

•                  Ford F-Series and F-Series Super Duty;

•                  Mercedes-Benz M-Class;

•                  BMW X4;

•                  Mercedes-Benz C-Class; and

•                  Volkswagen Golf;

The weakening of certain foreign currencies against the U.S. dollar, including the euro, Canadian dollar and Czech koruna had an unfavourable impact of $332 million on our reported tooling, engineering and other sales.

Cost of Goods Sold and Gross Margin

	2015	2014
Sales	$32,134	$34,403

Cost of goods sold
Material	20,270	21,864
Direct labour	2,115	2,130
Overhead	5,174	5,474
	27,559	29,468
Gross margin	$4,575	$4,935
Gross margin as a percentage of sales	14.2%	14.3%

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Cost of goods sold decreased $1.91 billion to $27.56 billion for 2015 compared to $29.47 billion for 2014 primarily as a result of:

•                  a decrease in reported U.S. dollar cost of goods sold as a result of the weakening of foreign currencies against the U.S. dollar, including the euro and Canadian dollar;

•                  decreased commodity costs;

•                  lower warranty costs of $20 million;

•                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher material, overhead and labour costs associated with the increase in local currency sales, in particular in North America;

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  lower recoveries associated with scrap steel; and

•                  higher launch costs.

Gross margin decreased $360 million to $4.58 billion for 2015 compared to $4.94 billion for 2014 and gross margin as a percentage of sales decreased to 14.2% for 2015 compared to 14.3% for 2014. The decrease in gross margin as a percentage of sales was primarily due to:

•                  lower recoveries associated with scrap steel;

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  higher launch costs; and

•                  an increase in the proportion of tooling, engineering and other sales relative to total sales, that have low or no margins.

These factors were partially offset by:

•                  a decrease in the proportion of complete vehicle assembly sales relative to total sales, which have a higher material content than our consolidated average;

•                  a decrease in the proportion of sales earned in Europe relative to total sales, which have a lower margin than our consolidated average;

•                  decreased commodity costs;

•                  lower warranty costs;

•                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014; and

•                  productivity and efficiency improvements at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs decreased $43 million to $802 million for 2015 compared to $845 million for 2014. The lower depreciation and amortization was primarily as a result of a decrease in reported U.S. dollar depreciation and amortization largely as a result of the weakening of the euro, Canadian dollar and Russian ruble, each against the U.S. dollar partially offset by higher depreciation related to new facilities and increased capital employed at existing facilities.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.5% for 2015 compared to 4.7% for 2014. SG&A expense decreased $164 million to $1.45 billion for 2015 compared to $1.61 billion for 2014 primarily as a result of:

•                  the weakening of the euro, Canadian dollar, Russian ruble and Brazilian real, each against the U.S. dollar; and

•                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

These factors were partially offset by:

•                  higher costs to support our global compliance programs;

•                  costs related to the investment in our information technology infrastructure;

•                  higher professional and consulting costs; and

•                  a $4 million net decrease in valuation gains in respect of asset-backed commercial paper (“ABCP”).

Equity Income

Equity income increased $1 million to $204 million for 2015 compared to $203 million for 2014.

10

Other (Income) Expense, net

During the three months and years ended December 31, 2015 and 2014, we recorded other (income) expense, net (“Other Income” or “Other Expense”) items as follows:

	2015			2014
	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share

Fourth Quarter
Restructuring (1)	$15	$15	$0.03	$6	$5	$0.01

Third Quarter
Gain on disposal (2)	(136)	(80)	(0.19)	—	—	—
Restructuring (1)	12	12	0.03	7	6	0.01
	(124)	(68)	(0.16)	7	6	0.01

Second Quarter
Gain on disposal (2)	(57)	(42)	(0.10)	—	—	—
Restructuring (1)	—	—	—	11	10	0.02
	(57)	(42)	(0.10)	11	10	0.02

First Quarter
Restructuring (1)	—	—	—	22	20	0.05

Full year other (income) expense, net	$(166)	$(95)	$(0.23)	$46	$41	$0.09

(1)         Restructuring

[a]	For the year ended December 31, 2015

During 2015, we recorded net restructuring charges of $27 million ($27 million after tax) primarily in Germany related at our exterior systems and roof systems operations.

[b]	For the year ended December 31, 2014

During 2014, we recorded net restructuring charges of $46 million ($41 million after tax), in Europe at our exterior systems operations.

(2)         Gains on disposal

During the third quarter of 2015, we entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers. We contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result we recognized a gain of $136 million ($80 million after tax). We account for our ownership as an equity investment since we have significant influence through our voting rights, but do not control the joint venture.

During the second quarter of 2015, we sold our battery pack business to Samsung SDI for gross proceeds of $120 million, resulting in a gain of $57 million ($42 million after tax).

11

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from continuing operations before income taxes; interest expense, net; and other (income) expense, net.

	Total Sales			Adjusted EBIT
	2015	2014	Change	2015	2014	Change

North America	$19,015	$18,761	$254	$1,934	$2,003	$(69)
Europe	11,123	13,502	(2,379)	451	502	(51)
Asia	1,981	1,919	62	149	150	(1)
Rest of World	461	695	(234)	(25)	(35)	10
Corporate and Other	(446)	(474)	28	20	61	(41)
Total reportable segments	$32,134	$34,403	$(2,269)	$2,529	$2,681	$(152)

Excluded from Adjusted EBIT for 2015 and 2014 were the following other (income) expense, net items, which have been discussed in the “Other Expense” section.

	For the year
	ended December 31,
	2015	2014

North America
Gain on sale	$(136)	$—

Europe
Gain on sale	(57)	—
Restructuring	27	46
	(30)	46

	$(166)	$46

North America

Adjusted EBIT in North America decreased $69 million to $1.93 billion for 2015 compared to $2.00 billion for 2014 primarily as a result of:

•                  lower recoveries associated with scrap steel;

•                  a decrease in reported U.S. dollar EBIT due to the weakening of the Canadian dollar against the U.S. dollar;

•                  higher launch costs;

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations;

•                  a higher amount of employee profit sharing; and

•                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

•                  margins earned on higher production sales;

•                  lower affiliation fees paid to Corporate;

•                  decreased commodity costs;

•                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility, during the second quarter of 2014;

•                  lower warranty costs of $11 million;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

12

Europe

Adjusted EBIT in Europe decreased $51 million to $451 million for 2015 compared to $502 million for 2014 primarily as a result of:

•                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the euro, Czech koruna and Russian ruble;

•                  higher launch costs;

•                  decreased margins earned on lower production sales;

•                  operational inefficiencies at certain facilities;

•                  lower equity income; and

•                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

•                  lower affiliation fees paid to Corporate;

•                  decreased commodity costs;

•                  lower warranty costs of $5 million;

•                  productivity and efficiency improvements at certain facilities; and

•                  a lower amount of employee profit sharing.

Asia

Adjusted EBIT in Asia decreased $1 million to $149 million for 2015 compared to $150 million for 2014 primarily as a result of:

•                  increased pre-operating costs incurred at new facilities;

•                  higher launch costs;

•                  a decrease in reported U.S. dollar EBIT as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

•                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

•                  increased margins due to higher production sales;

•                  a lower amount of employee profit sharing;

•                  lower affiliation fees paid to Corporate;

•                  lower warranty costs of $4 million;

•                  higher equity income; and

•                  decreased commodity costs.

Rest of World

Adjusted EBIT in Rest of World increased $10 million to a loss of $25 million for 2015 compared to a loss of $35 million for 2014 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  a decrease in reported U.S. dollar EBIT loss due to the weakening of the Brazilian real against the U.S. dollar;

•                  decreased commodity costs;

•                  lower affiliation fees paid to Corporate; and

•                  net customer price increases subsequent to 2014.

These factors were partially offset by:

•                  decreased margins earned on lower production sales;

•                  higher production costs, including inflationary increases, that we have not been fully successful in passing through to our customers; and

•                  lower equity income.

13

Corporate and Other

Corporate and Other Adjusted EBIT decreased $41 million to $20 million for 2015 compared to $61 million for 2014 primarily as a result of:

•                  a decrease in affiliation fees earned from our divisions;

•                  higher costs to support our global compliance program;

•                  costs related to the investment in our information technology infrastructure;

•                  higher professional and consulting costs;

•                  a $4 million net decrease in valuation gains in respect of ABCP;

•                  increased stock-based compensation; and

•                  a higher amount of employee profit sharing.

These factors were partially offset by the expiration, at the end of 2014, of our consulting agreements with Frank Stronach.

Interest Expense, net

During 2015, we recorded net interest expense of $44 million compared to $30 million for 2014. The $14 million increase is primarily as a result of interest expense on:

•                  the following issuances of senior, unsecure debt (the “Senior Debt”) during 2015:

•                  $650 million of 4.150% fixed-rate senior notes maturing on October 1, 2025;

•                  €550 million of 1.900% fixed-rate senior notes maturing on November 24, 2023; and

•                  Cdn$425 million of 3.100% fixed-rate senior notes maturing on December 15, 2022; and

•                  $750 million of 3.625% fixed rate senior notes issued during 2014.

These factors were partially offset by lower interest expense as a result of lower debt in Asia and South America.

Income from Continuing Operations before Income Taxes

Income from continuing operations before income taxes increased $46 million to $2.65 billion for 2015 compared to $2.61 billion for 2014. Excluding Other Income and Other Expense, discussed in the “Other Expense” section, income from continuing operations before income taxes for 2015 decreased $166 million primarily as a result of:

•                  the negative impact of foreign exchange translation from the weakening of foreign currencies, including the Canadian dollar and euro, each against the U.S. dollar;

•                  operational inefficiencies at certain facilities, in particular at certain body and chassis operations in North America;

•                  lower recoveries associated with scrap steel;

•                  higher launch costs;

•                  the $14 million increase in interest expense, net, as discussed above;

•                  a $4 million net decrease in valuation gains in respect of ABCP;

•                  a higher amount of employee profit sharing;

•                  increased pre-operating costs incurred at new facilities; and

•                  net customer price concessions subsequent to 2014.

These factors were partially offset by:

•                  increased margins due to higher production sales;

•                  the expiration, at the end of 2014, of our consulting agreements with Frank Stronach;

•                  decreased commodity costs;

•                  lower warranty costs of $20 million;

•                  costs incurred, net of insurance recoveries, related to a fire at a body and chassis facility in North America, during 2014;

•                  lower incentive compensation; and

•                  productivity and efficiency improvements at certain facilities.

14

Income Taxes

	2015		2014
	$	%	$	%

Income taxes as reported	$711	26.8	$683	26.2
Tax effect on Other Income and Other Expense	(71)	(1.0)	5	(0.3)
Austrian Tax Reform	—	—	(32)	(1.2)
	$640	25.8	$656	24.7

For 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, in 2014 we have recorded a charge to income tax expense of $32 million (“Austrian Tax Reform”).

Excluding Other Income and Other Expense, after tax, and the Austrian Tax Reform, the effective income tax rate increased to 25.8% for 2015 compared to 24.7% for 2014 primarily as result of:

•                  higher non-creditable withholding tax;

•                  lower favourable audit settlements in 2015; and

•                  an increase in permanent items.

These factors were partially offset by a benefit recorded on the write-off of historical tax basis in one of our South American subsidiaries.

Income (loss) from Discontinued Operations, net of tax

Income (loss) from discontinued operations, net of tax reflects the results of our interiors operations which are classified as discontinued operations. During the third quarter of 2015, we sold these operations.

	2015	2014

Sales	$1,737	$2,394

Costs and expenses
Cost of goods sold	1,635	2,310
Depreciation and amortization	13	45
Selling, general and administrative	58	95
Equity income	(11)	(8)
Other expense, net	—	18
Income (loss) from discontinued operations before income taxes	42	(66)
Income taxes	20	(24)
	22	(42)
Gain on divestiture of discontinued operations, net of tax	45	—
Income (loss) from discontinued operations, net of tax	$67	$(42)

Income (loss) from discontinued operations, net of tax increased $109 million to $67 million for 2015 compared to a loss of $42 million for 2014 primarily as a result of the $45 million after-tax gain on divestiture, lower SG&A and depreciation costs partially offset by increased income taxes.

Loss from Continuing Operations Attributable to Non-controlling Interests

Loss from continuing operations attributable to non-controlling interests increased $4 million to $6 million for 2015 compared to $2 million for 2014.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $2.01 billion for 2015 increased $131 million compared to 2014. Excluding Other Income and Other Expense, after tax, and the Austrian Tax Reform as discussed in the “Other Expense” and the “Income Taxes” sections, respectively, net income attributable to Magna International Inc. decreased $37 million primarily as a result of the decrease in net income from continuing operations before income taxes partially offset by the income from discontinued operations, net of tax and lower income taxes, as discussed above.

15

Earnings per Share (restated)

	2015	2014	Change

Basic earnings per Common Share
Continuing operations	$4.78	$4.50	+	6%
Attributable to Magna International Inc.	$4.94	$4.41	+	12%

Diluted earnings per Common Share
Continuing operations	$4.72	$4.44	+	6%
Attributable to Magna International Inc.	$4.88	$4.34	+	12%

Weighted average number of Common Shares outstanding (millions)
Basic	407.5	427.1	-	5%
Diluted	412.7	433.2	-	5%

Diluted earnings per share from continuing operations increased $0.28 to $4.72 for 2015 compared to $4.44 for 2014. Other Income and Other Expense, after tax, and the Austrian Tax Reform positively impacted diluted earnings per share from continuing operations by $0.23 in 2015 and negatively impacted diluted earnings per share from continuing operations by $0.17 in 2014. Other Income and Other Expense and the Austrian Tax Reform are discussed in the “Other Income” and “Income Taxes” sections, respectively. Excluding these impacts, diluted earnings per share from continuing operations decreased $0.12 as a result of the decrease in net income attributable to Magna International Inc. from continuing operations partially offset by a decrease in the weighted average number of diluted shares outstanding during 2015.

The decrease in the weighted average number of diluted shares outstanding was due to the purchase and cancellation of Common Shares, during or subsequent to 2014, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2015	2014	Change

Net income from continuing operations	$1,940	$1,922
Items not involving current cash flows	736	1,102
	2,676	3,024	$(348)
Changes in operating assets and liabilities	(344)	(202)
Cash provided from operating activities	$2,332	$2,822	$(490)

Cash flow from operations before changes in operating assets and liabilities decreased $348 million to $2.68 billion for 2015 compared to $3.02 billion for 2014. The decrease in cash flow from operations was due to a $366 million decrease in items not involving current cash flows partially offset by an $18 million increase in net income from continuing operations. Items not involving current cash flows are comprised of the following:

	2015	2014

Depreciation and amortization	$802	$845
Amortization of other assets included in cost of goods sold	110	132
Other non-cash charges	44	35
Deferred income taxes	(7)	113
Equity income in excess of dividends received	(20)	(23)
Non-cash portion of Other Income	(193)	—
Items not involving current cash flows	$736	$1,102

16

Cash invested in operating assets and liabilities amounted to $344 million for 2015 compared to $202 million for 2014. The change in operating assets and liabilities is comprised of the following sources (and uses) of cash:

	2015	2014

Accounts receivable	$(410)	$(760)
Inventories	(241)	(275)
Prepaid expenses and other	13	3
Accounts payable	139	634
Accrued salaries and wages	43	74
Other accrued liabilities	72	80
Income taxes payable	40	42
Changes in non-cash operating assets and liabilities	$(344)	$(202)

Higher accounts receivable relate primarily to higher tooling receivables related to program launches. The increase in inventories was primarily due to higher production inventory to support launch activities and increased tooling inventory in North America. The increase in accounts payable was primarily due to timing of payments.

Capital and Investment Spending

	2015	2014	Change

Fixed asset additions	$(1,591)	$(1,495)
Investments and other assets	(221)	(172)
Fixed assets, investments and other assets additions	(1,812)	(1,667)
Purchase of subsidiaries	(222)	(23)
Proceeds from disposition	61	164
Proceeds on disposal of facilities	221	—
Sale of Interiors	520	—
Cash used in discontinued operations	(56)	(120)
Cash used for investment activities	$(1,288)	$(1,646)	$358

Fixed assets, investments and other assets additions

In 2015, we invested $1.59 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2015 was for manufacturing equipment for programs that will be launching subsequent to 2015.

In 2015, we invested $200 million in other assets related primarily to fully reimbursable tooling and engineering costs for programs that launched during 2015 or will be launching subsequent to 2015. In addition, we invested $21 million in equity accounted investments.

Purchase of subsidiaries

During 2015, we invested $222 million to purchase subsidiaries, including:

•                  forming the Xingqiaorui Partnership. Under the terms of the arrangement, Chongqing Xingqiaorui (“Xingqiaorui”) transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million. In exchange, we transferred a 47% non-controlling equity interest in our Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui; and

•                  Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

Proceeds from disposition

In 2015, the $61 million of proceeds include normal course fixed and other asset disposal.

Proceeds on disposal of facilities

During 2015, we received $221 million of proceeds on disposal of facilities related to the:

•                  sale of our battery pack business to Samsung SDI; and

•                  formation of a joint venture for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.

17

Sale of Interiors

On August 31, 2015, we sold substantially all of our interiors operations (excluding our seating operations) and received $520 million of proceeds, net of transaction costs.

Financing

	2015	2014	Change

Issues of debt	$1,608	$860
Increase (decrease) in bank indebtedness	25	(2)
Repayments of debt	(99)	(188)
Issues of Common Shares	35	49
Repurchase of Common Shares	(515)	(1,783)
Contribution to subsidiaries by non-controlling interests	41	—
Dividends paid	(354)	(316)
Cash provided by (used for) financing activities	$741	$(1,380)	$2,121

Issues of debt relates primarily to the issue of the Senior Debt during 2015. The Senior Debt are senior unsecured obligations and do not include any financial covenants. We may redeem the Senior Debt in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Debt. The funds raised through these offerings were used for general corporate purposes, including capital expenditures, as well as the acquisition of Getrag.

During 2015, we purchased for cancellation 10.6 million Common Shares for an aggregate purchase price of $515 million under our normal course issuer bids.

Cash dividends paid per Common Share were $0.88 for 2015, for a total of $354 million.

Financing Resources

	As at	As at
	December 31,	December 31,
	2015	2014	Change
Liabilities
Bank indebtedness	$25	$30
Long-term debt due within one year	211	183
Long-term debt	2,346	812
	2,582	1,025
Non-controlling interest	151	14
Shareholders’ equity	8,966	8,659
Total capitalization	$11,699	$9,698	$2,001

Total capitalization increased by $2.00 billion to $11.70 billion at December 31, 2015 compared to $9.70 billion at December 31, 2014 as a result of a $1.56 billion increase in liabilities, a $307 million increase in shareholders’ equity and a $137 million increase in non-controlling interest.

The increase in liabilities relates primarily to the Senior Debt issued during 2015.

The increase in shareholders’ equity was primarily as a result of the $2.01 billion of net income earned in 2015.

This factor was partially offset by:

•                  the $798 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not the U.S. dollar;

•                  the $515 million repurchase and cancellation of 10.6 million Common Shares under our normal course issuer bid during 2015;

•                  $354 million of dividends paid during 2015; and

•                  the $244 million net unrealized loss on cash flow hedges.

The increase in non-controlling interest primarily relates to the formation of the Xingqiaorui Partnership.

18

Cash Resources

During 2015, our cash resources increased by $1.61 billion to $2.86 billion as a result of the cash provided from operating and financing activities partially offset by cash used for investing activities, as discussed above. In addition to our cash resources at December 31, 2015, we had term and operating lines of credit totalling $2.55 billion of which $2.25 billion was unused and available.

On April 24, 2015, our $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

During the first quarter of 2014, we filed a short form base shelf prospectus with the Ontario Securities Commission and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10. The filings provide for the potential offering of up to an aggregate of $2.00 billion of debt securities from time to time over a 25 month period. During 2015, we issued $650 million of 4.150% fixed-rate senior notes maturing on October 1, 2025 and €550 million of 1.900% fixed-rate senior notes maturing on November 24, 2023 under the filings. We also issued Cdn$425 million of 3.100% fixed-rate senior notes maturing on December 15, 2022 by way of private placement to accredited investors in Canada. The funds raised through these offerings were used for general corporate purposes, including capital expenditures, as well as the acquisition of Getrag. During the second quarter of 2014, we issued $750 million of 3.625% fixed-rate senior notes which mature on June 15, 2024 under the filings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 3, 2016 were exercised:

Common Shares	401,643,203
Stock options (i)	9,117,224
410,760,427

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2015, we had contractual obligations requiring annual payments as follows:

		2017-	2019-
	2016	2018	2020	Thereafter	Total

Operating leases	$268	$417	$299	$283	$1,267
Long-term debt	211	30	5	2,311	2,557
Unconditional purchase obligations:
Materials and services	2,325	144	26	6	2,501
Capital	442	73	40	18	573
Total contractual obligations	$3,246	$664	$370	$2,618	$6,898

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $494 million at December 31, 2015. These obligations are as follows:

			Termination and
	Pension	Retirement	Long Service
	Liability	Liability	Arrangements	Total

Projected benefit obligation	$493	$32	$295	$820
Less plan assets	(326)	—	—	(326)
Unfunded amount	$167	$32	$295	$494

19

Our off-balance sheet financing arrangements are limited to operating lease contracts.

We have facilities that are subject to operating leases. Operating lease payments in 2015 for facilities were $232 million. Operating lease commitments in 2016 for facilities are expected to be $227 million. A majority of our existing lease agreements generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $53 million for 2015, and are expected to be $41 million in 2016.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, “Significant Accounting Policies,” to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgments and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]    Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a contract with the OEM for engineering services, related tooling, and in some cases subsequent assembly activities. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the tooling to the OEM pursuant to a separate tooling purchase order.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change.

20

Tooling and engineering contract prices are generally fixed; however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

Revenues and cost of sales from tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all engineering services and tooling contracts have been recorded on a gross basis.

[b]    Contracts with Purchased Components

(i)       Assembly Contracts

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only. All current programs are accounted for on a full-cost basis.

(ii)   Modular Systems

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•             primary responsibility for providing the module to the OEM;

•             responsibility for styling and/or product design specifications;

•             latitude in establishing sub-supplier pricing;

•             responsibility for validation of sub-supplier part quality;

•             inventory risk on sub-supplier parts;

•             exposure to warranty; and

•             exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Acquisitions

We allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and assumed liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary.

21

Impairment of Goodwill and Other Long-lived Assets

We review goodwill at the reporting unit level for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We perform a two step goodwill impairment test in conjunction with our annual business plan during the fourth quarter of each year. In step one, the fair value of a reporting unit is compared to its carrying value. If the fair value is greater than its carrying amount, goodwill is not considered to be impaired and the second step is not required. However, if the fair value of the reporting unit is less than its carrying amount, the second step must be performed to measure the amount of the impairment loss, if any. The second step requires a reporting unit to compare its implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the reporting unit would recognize an impairment loss for that excess.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment would be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

We monitor our warranty activity on an ongoing basis and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates.

Deferred Tax Assets

At December 31, 2015, we had recorded deferred tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $52 million and $355 million, respectively. The deferred tax assets in respect of loss carryforwards relate primarily to operations in Germany, Canada, Mexico and the United States.

On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

At December 31, 2015, we had domestic and foreign operating loss carryforwards of $1.9 billion and tax credit carryforwards of $24 million, which relate primarily to operations in Germany, the United States, Austria Spain, China, Brazil, and India. Approximately $1.2 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2016 and 2035.

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For the year ended December 31, 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, we have taken a charge to income tax expense of $32 million.

Employee Future Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2015, we had past service costs and actuarial experience losses of $195 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

FUTURE CHANGES IN ACCOUNTING POLICIES

Refer to Note 2. Accounting Standards to the audited consolidated financial statements included in this report for the impact of recently issued accounting pronouncements.

SUBSEQUENT EVENT

Acquisition of Getrag

In the third quarter of 2015, we signed an agreement to acquire 100% of the common shares and voting interest of Getrag. Getrag is a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems. The transaction was completed on January 4, 2016.

The total consideration transferred by Magna was approximately €1.75 billion in cash, and is subject to working capital and other customary purchase price adjustments. The acquisition of Getrag will be accounted for as a business combination under the acquisition method of accounting. We will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, we are unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 18 of our unaudited interim consolidated financial statements for the three months and year ended December 31, 2015, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2014.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2015 under the supervision, and with the participation of, our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna is made known to them and information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under applicable law.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2015, such internal control over financial reporting is effective and that there were no material weaknesses. Our independent auditor, Deloitte LLP, has also issued a report on our internal controls. This report precedes our audited consolidated financial statements for the year ended December 31, 2015.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

The discussion of our results of operations for the three months ended December 31, 2015 contained in the MD&A attached to our press release dated February 26, 2016, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

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SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2015	2015	2015	2015

Sales	$7,772	$8,133	$7,661	$8,568

Net income	$464	$480	$588	$475

Basic earnings per Common Share (restated)
Continuing operations	$1.11	$1.31	$1.15	$1.20
Attributable to Magna International Inc.	$1.14	$1.18	$1.44	$1.18

Diluted earnings per Common Share (restated)
Continuing operations	$1.10	$1.29	$1.13	$1.19
Attributable to Magna International Inc.	$1.12	$1.16	$1.42	$1.17

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2014	2014	2014	2014

Sales	$8,455	$8,911	$8,247	$8,790

Net income	$392	$510	$469	$509

Basic earnings per Common Share (restated)
Continuing operations	$0.91	$1.20	$1.15	$1.25
Attributable to Magna International Inc.	$0.89	$1.18	$1.11	$1.23

Diluted earnings per Common Share (restated)
Continuing operations	$0.90	$1.18	$1.14	$1.23
Attributable to Magna International Inc.	$0.88	$1.16	$1.10	$1.22

The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following other (income) expense, net items that have been discussed above:

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2015	2015	2015	2015

Restructuring	$—	$—	$12	$15
Gain on disposal	—	(57)	(136)	—
	$—	$(57)	$(124)	$15

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2014	2014	2014	2014

Restructuring	$22	$11	$7	$6

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2015 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

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FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or  “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: the expected growth of the powertrain product segment; and continued implementation of our capital structure strategy, including investments in our business through capital expenditures and acquisitions, and returns of capital to our shareholders through dividends and share repurchases. The forward-looking statements or forward-looking information in this press release is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; fluctuations in relative currency values; continuing global or regional economic uncertainty; restructuring, downsizing and/or other significant non-recurring costs; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; legal claims and/or regulatory actions against us; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

26

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Magna International Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

March 3, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magna International Inc.

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements, as of and for the year ended December 31, 2015 of the Company and our report dated March 3, 2016 expressed an unqualified opinion on those financial statements.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

March 3, 2016

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,	Note	2015	2014

Sales		$32,134	$34,403

Costs and expenses
Cost of goods sold		27,559	29,468
Depreciation and amortization		802	845
Selling, general and administrative	10, 20	1,448	1,612
Interest expense, net	17	44	30
Equity income		(204)	(203)
Other (income) expense, net	5	(166)	46
Income from continuing operations before income taxes		2,651	2,605
Income taxes	13	711	683
Net income from continuing operations		1,940	1,922
Income (loss) from discontinued operations, net of tax	4	67	(42)
Net income		2,007	1,880
Loss from continuing operations attributable to non-controlling interests		6	2
Net income attributable to Magna International Inc.		$2,013	$1,882

Basic Earnings per Common Share (restated – note 3):	6
Continuing operations		$4.78	$4.50
Discontinued operations		0.16	(0.09)
Attributable to Magna International Inc.		$4.94	$4.41

Diluted Earnings per Common Share (restated – note 3):	6
Continuing operations		$4.72	$4.44
Discontinued operations		0.16	(0.10)
Attributable to Magna International Inc.		$4.88	$4.34

Weighted average number of Common Shares outstanding during the year [in millions] (restated – note 3):	6
Basic		407.5	427.1
Diluted		412.7	433.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,	Note	2015	2014

Net income		$2,007	$1,880

Other comprehensive loss, net of tax:	22
Net unrealized loss on translation of net investment in foreign operations		(800)	(681)
Net unrealized loss on cash flow hedges		(244)	(103)
Reclassification of net loss on cash flow hedges to net income		95	10
Reclassification of net loss on investments to net income		3	—
Reclassification of net loss on pensions to net income		7	3
Pension and post-retirement benefits		14	(72)
Other comprehensive loss		(925)	(843)

Comprehensive income		1,082	1,037
Comprehensive loss attributable to non-controlling interests		8	2
Comprehensive income attributable to Magna International Inc.		$1,090	$1,039

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,	Note	2015	2014

OPERATING ACTIVITIES
Net income from continuing operations		$1,940	$1,922
Items not involving current cash flows	7	736	1,102
		2,676	3,024
Changes in operating assets and liabilities	7	(344)	(202)
Cash provided from operating activities		2,332	2,822

INVESTMENT ACTIVITIES
Fixed asset additions		(1,591)	(1,495)
Purchase of subsidiaries	8	(222)	(23)
Increase in investments and other assets		(221)	(172)
Proceeds from disposition		61	164
Proceeds on disposal of facilities	5	221	—
Sale of Interiors	4	520	—
Cash used in discontinued operations	4	(56)	(120)
Cash used for investment activities		(1,288)	(1,646)

FINANCING ACTIVITIES
Issues of debt	17	1,608	860
Increase (decrease) in bank indebtedness		25	(2)
Repayments of debt	17	(99)	(188)
Issues of Common Shares on exercise of stock options		35	49
Repurchase of Common Shares	21	(515)	(1,783)
Contribution to subsidiaries by non-controlling interests		41	—
Dividends paid		(354)	(316)
Cash provided from (used for) financing activities		741	(1,380)

Effect of exchange rate changes on cash and cash equivalents		(171)	(98)

Net increase (decrease) in cash and cash equivalents during the year		1,614	(302)
Cash and cash equivalents, beginning of year		1,249	1,551
Cash and cash equivalents, end of year		$2,863	$1,249

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,	Note	2015	2014

ASSETS
Current assets
Cash and cash equivalents	7	$2,863	$1,249
Accounts receivable		5,439	5,316
Inventories	9	2,564	2,525
Income taxes receivable		—	13
Prepaid expenses and other		278	150
Assets held for sale	4	—	609
		11,144	9,862

Investments	10, 18, 23	399	379
Fixed assets, net	11	6,005	5,402
Goodwill	8, 12	1,344	1,337
Deferred tax assets	13	271	220
Other assets	14, 18	543	526
Noncurrent assets held for sale	4	—	348
		$19,706	$18,074

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	17	$25	$30
Accounts payable		4,746	4,765
Accrued salaries and wages	15	660	686
Other accrued liabilities	16	1,512	1,448
Income taxes payable		122	—
Long-term debt due within one year	17	211	183
Liabilities held for sale	4	—	514
		7,276	7,626

Long-term debt	17	2,346	812
Long-term employee benefit liabilities	18	504	559
Other long-term liabilities	19	331	278
Deferred tax liabilities	13	132	92
Long-term liabilities held for sale	4	—	34
		10,589	9,401

Shareholders’ equity
Common Shares [issued: 402,264,201; 2014 – 410,325,270 (restated – note 3)]	21	3,942	3,979
Contributed surplus		107	83
Retained earnings	21	6,387	5,155
Accumulated other comprehensive loss	22	(1,470)	(558)
		8,966	8,659

Non-controlling interests		151	14
		9,117	8,673
		$19,706	$18,074

Commitments and contingencies [notes 17, 23 and 24]

See accompanying notes

On behalf of the Board:

	/s/ “Lawrence D. Worrall”	/s/ “William L. Young”
	Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2013	442.3	$4,230	$69	$5,011	$313	$16	$9,639

Net income				1,882		(2)	1,880
Other comprehensive loss					(843)		(843)
Shares issued on exercise of stock options	2.6	63	(12)				51
Release of restricted stock		5	(5)				—
Release of restricted stock units		14	(14)				—
Repurchase and cancellation under
normal course issuer bids [note 21]	(34.8)	(342)		(1,413)	(28)		(1,783)
Stock-based compensation expense [note 20]			38				38
Reclassification of liability [note 20]			7				7
Dividends paid [$0.76 per share]	0.2	9		(325)			(316)
Balance, December 31, 2014	410.3	3,979	83	5,155	(558)	14	8,673

Net income				2,013		(6)	2,007
Other comprehensive loss					(923)	(2)	(925)
Shares issued on exercise of stock options	2.4	45	(10)				35
Release of restricted stock		5	(5)				—
Release of restricted stock units		12	(12)				—
Repurchase and cancellation under normal course issuer bids [note 21]	(10.6)	(108)		(418)	11		(515)
Contribution by non-controlling interests [note 8]			17			29	46
Purchase of non-controlling interests			(2)				(2)
Acquisition [note 8]						116	116
Stock-based compensation expense [note 20]			36				36
Dividends paid [$0.88 per share]	0.2	9		(363)			(354)
Balance, December 31, 2015	402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117

[i]    AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier whose product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest or is the primary beneficiary.  Magna accounts for investments in companies over which it has the ability to exercise significant influence but does not hold a controlling interest under the equity method, and records its proportionate share of income or losses in Equity income in the Consolidated Statements of Income. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets.

Retrospective changes

In connection with the adoption of Accounting Standards Update (“ASU”) 2015-17, as defined and further described in Note 2, prior year amounts related to deferred taxes have been reclassified in the consolidated balance sheet.  Prior period information has also been reclassified to present the interiors operations as discontinued operations for all periods presented.  Refer to Note 4 Discontinued Operations for further information.  Additionally, in March 2015 the Company completed a two-for-one stock split.  All equity-based compensation plans or arrangements, earnings per Common Share, Cash dividends paid per Common Share, the weighted average exercise price for stock options and the weighted average fair value of options granted, have been restated for all periods presented to reflect the stock split.  Refer to Note 3 Stock Split for more information.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held-for-trading financial instruments, which include cash and cash equivalents and the Company’s investment in asset-backed commercial paper [“ABCP”] are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held-to-maturity investments, which include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements, are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables and accounts payable, are recorded at amortized cost using the effective interest method. Available-for-sale financial assets are recorded at cost and are subsequently measured at fair value with all revaluation gains and losses included in other comprehensive income.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive income.

2015 Annual Financial Statements

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example, if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and market, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and market.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions and include customer relationship intangibles and patents and licences, are recorded in other assets and are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and definite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and definite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is reviewed for impairment on December 31 of each year. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Other assets

Other assets include the long-term portion of certain receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts or in instalments based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Pre-operating costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Where these preproduction costs are deemed to be a single unit of account combined with a subsequent parts production, the costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

The Company monitors warranty activity on an ongoing basis and adjusts reserve estimates when it is probable that future warranty costs will be different than those estimates.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value, or market related value, of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities.  The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.  This is determined on a plan by plan basis.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by customers.

Revenue from tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage-of-completion basis. Percentage-of-completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of goods sold, including amounts from engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income and comprehensive income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

With respect to vehicle assembly sales, given that Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant.  It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further significant tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Stock-based compensation

Compensation expense is recognized for stock options based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

The fair value of stock options is estimated at the grant or modification date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Common Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and certain restricted share unit plans are measured at fair value at the date of grant or modification and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Common Shares and released from contributed surplus. Certain other restricted share unit plans are recorded as liabilities at the date of grant and are marked to market in selling, general and administrative expenses each period until settled.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s foreign operations that use the local currency as the functional currency, the change in fair value of available-for-sale investments, net of taxes, the change in unamortized actuarial amounts, net of taxes and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting only occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results.  In the third quarter of 2015, the Company sold substantially all of its interiors operations. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported interiors operations are presented as discontinued operations separate from the Company’s continuing operations.  Prior period financial information has been reclassified to present the interiors operations as a discontinued operation, and has therefore been excluded from both continuing operations and segment results in these consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted.  Refer to Note 4 Discontinued Operations for further information regarding the Company’s discontinued operations.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

2.              ACCOUNTING STANDARDS

Accounting Changes

In November 2015, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] No. 2015-17, “Income Taxes (Topic 740):  Balance Sheet Classification of Deferred Taxes”.  This guidance requires entities to classify deferred tax liabilities and assets as noncurrent in a classified statement of financial position. The guidance is effective for interim and annual periods beginning after December 15, 2016, and may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. As permitted, the Company elected to early adopt this guidance effective December 31, 2015, and has applied the guidance retrospectively. Accordingly, current deferred tax assets, current deferred tax liabilities and long-term deferred tax liabilities have been reduced by $181 million, $21 million and $79 million respectively, and long-term deferred tax assets has increased by $81 million in the accompanying consolidated balance sheet as at December 31, 2014.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Future Accounting Standards

Simplifying the Presentation of Debt Issuance Costs

In April 2015, the FASB issued ASU No. 2015-03, “Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs”.  This guidance requires debt issuance costs to be recorded as a direct reduction of the debt liability on the balance sheet rather than as an asset. The provisions of this update are effective as of January 1, 2016, and are not expected to have a significant impact on the Company.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 is effective for the Company in the first quarter of fiscal 2017 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.  ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  Early adoption is permitted.  The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

3.              STOCK SPLIT

On March 25, 2015, the Company completed a two-for-one stock split, which was implemented by way of a stock dividend, whereby shareholders received an additional Common Share for each Common Share held. All equity-based compensation plans or arrangements were adjusted to reflect the issuance of additional Common Shares.

Accordingly, all of the Company’s issued and outstanding Common Shares, incentive stock options, and restricted and deferred stock units have been restated for all periods presented to reflect the stock split. In addition, earnings per Common Share, Cash dividends paid per Common Share, weighted average exercise price for stock options and the weighted average fair value of options granted have been restated for all periods presented to reflect the stock split.

4.              DISCONTINUED OPERATIONS

On August 31, 2015, the Company sold substantially all of its interiors operations [“the interiors operations”].  The Company recognized a gain on the divestiture within income from discontinued operations as follows:

Proceeds on disposal, net of transaction costs	$549
Net assets disposed	438
Pretax gain on divestiture	111
Income taxes	66
Gain on divestiture, net of tax	$45

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following table summarizes the carrying value of the major classes of assets and liabilities of the discontinued operations which were reflected as held for sale in the consolidated balance sheet at December 31, 2014:

Cash and cash equivalents	$4
Accounts receivable	355
Inventories	232
Income taxes receivable	3
Prepaid expenses and other	10
Deferred tax assets	12
Fixed assets, net	263
Goodwill	12
Investments	40
Other assets	26
Total assets of the discontinued operations classified as held for sale	$957

Bank indebtedness	$3
Accounts payable	376
Accrued salaries and wages	44
Other accrued liabilities	91
Long-term debt due within one year	1
Long-term employee benefit liabilities	20
Other long-term liabilities	12
Deferred tax liabilities	1
Total liabilities of the discontinued operations classified as held for sale	$548

A reconciliation of the major classes of line items constituting income (loss) from discontinued operations, net of tax as presented in the statements of income is as follows:

	2015	2014

Sales	$1,737	$2,394

Costs and expenses
Cost of goods sold	1,635	2,310
Depreciation and amortization	13	45
Selling, general and administrative	58	95
Equity income	(11)	(8)
Other expense	—	18
Income (loss) from discontinued operations before income taxes and gain on divestiture	42	(66)
Income taxes	20	(24)
Income (loss) from discontinued operations before gain on divestiture	22	(42)
Gain on divestiture of discontinued operations, net of tax	45	—
Income (loss) from discontinued operations, net of tax	$67	$(42)

The interiors operations were previously included within all of the Company’s reporting segments except for Rest of World.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

5.     OTHER (INCOME) EXPENSE, NET

Other (income) expense, net consists of significant items such as: restructuring charges generally related to significant plant closures or consolidations; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss. Other (income) expense, net consists of:

	2015	2014

North America [a]
Gain on disposal of Bestop	$(136)	$—

Europe [b]
Restructuring charges	27	46
Gain on disposal of battery pack business	(57)	—
	(30)	46

	$(166)	$46

[a]         North America

For the year ended December 31, 2015

During 2015, the Company entered into a joint venture arrangement for the manufacture and sale of roof and other accessories for the Jeep market to original equipment manufacturers as well as aftermarket customers.  The Company contributed two manufacturing facilities and received a 49% interest in the newly formed joint venture and cash proceeds of $118 million. Total consideration was valued at $160 million and as a result the Company recognized a gain of $136 million [$80 million after tax].  The Company accounts for its ownership as an equity investment since Magna has significant influence through its voting rights, but does not control the joint venture.

[b]       Europe

For the year ended December 31, 2015

During 2015, the Company recorded net restructuring charges of $27 million [$27 million after tax] primarily in Germany at its exterior systems and roof systems operations.

During 2015, the Company sold its battery pack business to Samsung SDI for gross proceeds of approximately $120 million, resulting in a gain of $57 million [$42 million after tax].

For the year ended December 31, 2014

During 2014, the Company recorded net restructuring charges of $46 million [$41 million after tax] in Europe at its exterior systems operations.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     EARNINGS PER SHARE

Earnings per share are computed as follows [restated [note 3]]:

	2015	2014

Income available to Common shareholders:

Net income from continuing operations	$1,940	$1,922
Loss from continuing operations attributable to non-controlling interests	6	2
Net income attributable to Magna International Inc. from continuing operations	1,946	1,924

Income (loss) from discontinued operations, net of tax	67	(42)
Net income attributable to Magna International Inc.	$2,013	$1,882

Weighted average shares outstanding:

Basic	407.5	427.1
Adjustments
Stock options and restricted stock [a]	5.2	6.1
Diluted	412.7	433.2

[a]         Diluted earnings per Common Share exclude 0.9 million [2014 — 0.1 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

Earnings per Common Share:

Basic:
Continuing operations	$4.78	$4.50
Discontinued operations	0.16	(0.09)
Attributable to Magna International Inc.	$4.94	$4.41

Diluted:
Continuing operations	$4.72	$4.44
Discontinued operations	0.16	(0.10)
Attributable to Magna International Inc.	$4.88	$4.34

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.     DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

[a]         Cash and cash equivalents consist of:

	2015	2014

Bank term deposits, bankers’ acceptances and government paper	$2,572	$1,058
Cash	291	191
	$2,863	$1,249

[b]         Items not involving current cash flows:

	2015	2014

Depreciation and amortization	$802	$845
Amortization of other assets included in cost of goods sold	110	132
Other non-cash charges	44	35
Deferred income taxes [note 13]	(7)	113
Equity income in excess of dividends received	(20)	(23)
Non-cash portion of Other (income) expense, net [note 5]	(193)	—
	$736	$1,102

[c]          Changes in operating assets and liabilities:

	2015	2014

Accounts receivable	$(410)	$(760)
Inventories	(241)	(275)
Prepaid expenses and other	13	3
Accounts payable	139	634
Accrued salaries and wages	43	74
Other accrued liabilities	72	80
Income taxes payable	40	42
	$(344)	$(202)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.     BUSINESS COMBINATIONS

Acquisitions in the year ended December 31, 2015

On December 10, 2015, the Company entered into a partnership agreement in China [the “Xingqiaorui Partnership”] with Chongqing Xingqiaorui.  Chongqing Xingqiaorui [“Xingqiaorui”] is a Tier one supplier of automotive body-in-white components to Changan Ford. Under the terms of the arrangement, Xingqiaorui transferred a 53% controlling interest in its three China manufacturing facilities and cash consideration of $36 million.  In exchange, the Company transferred a 47% non-controlling equity interest in its Chongqing manufacturing facility and cash consideration of $130 million to Xingqiaorui.

The acquisition of the 53% controlling interest in the China manufacturing facilities was accounted for as a business combination, and the Company recorded the assets acquired and liabilities assumed at their acquisition date fair values.  For the partial sale of the Company’s Chongqing manufacturing facility, no revaluation occurred since the Company maintained its controlling interest. The difference between the cash consideration received and the amount allocated to the Non-controlling interest resulted in a gain of $20 million [$17 million after tax], which was credited to contributed surplus.

On November 30, 2015, the Company acquired a 100% interest in Stadco Automotive Ltd. [“Stadco”] for total cash consideration of $115 million.  Stadco, based in the United Kingdom, is a supplier of steel and aluminum stampings as well as vehicle assemblies primarily to Jaguar and Land Rover.

The net effect of the acquisitions on the Company’s 2015 consolidated balance sheet is as follows:

	Xingqiaorui
	Partnership	Stadco	Other	Total

Cash	$23	$1	$—	$24
Non-cash working capital	(35)	(3)	1	(37)
Fixed assets	164	107	—	271
Goodwill, net	107	13	—	120
Other assets	10	—	1	11
Long-term employee benefit liabilities	—	—	(1)	(1)
Other long-term liabilities	(5)	—	—	(5)
Deferred tax liabilities	(18)	(3)	—	(21)
Non-controlling interests	(116)	—	—	(116)
Consideration paid	130	115	1	246
Less: Cash acquired	(23)	(1)	—	(24)
Net cash outflow	$107	$114	$1	$222

The Company’s purchase price allocations are preliminary and subject to revision as additional information regarding the fair value of assets and liabilities becomes available.  Adjustments in the purchase price allocations may require an adjustment to the amounts allocated to goodwill.

Acquisitions in the year ended December 31, 2014

In October 2014, the Company acquired Techform Group of Companies, an automotive supplier of hinges, door locking rods and other closure products, which has operations in Canada, the United States and China, for cash consideration of $23 million.

The net effect of this acquisition on the Company’s 2014 consolidated balance sheet were increases in fixed assets of $21 million, goodwill of $3 million, other assets of $4 million, long-term debt of $4 million and deferred tax liabilities of $1 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

9.     INVENTORIES

Inventories consist of:

	2015	2014

Raw materials and supplies	$843	$846
Work-in-process	246	233
Finished goods	311	338
Tooling and engineering	1,164	1,108
	$2,564	$2,525

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

10.  INVESTMENTS

The Company’s net income includes the proportionate share of net income or loss of its equity method investees, including the Company’s 76% interest in an entity subject to shared control. When a proportionate share of net income is recorded, it increases equity income in the consolidated statements of income and the carrying value of those investments. Conversely, when a proportionate share of a net loss is recorded, it decreases equity income in the consolidated statements of income and the carrying value of those investments. The following is the Company’s combined proportionate share of the major components of the financial statements of the entities in which the Company accounts for using the equity method:

Balance Sheets

	2015	2014

Current assets	$491	$418
Long-term assets	$343	$262
Current liabilities	$392	$315
Long-term liabilities	$167	$123

Statements of Income

	2015	2014

Sales	$1,726	$1,601
Cost of goods sold, expenses and income taxes	1,522	1,396
Net income	$204	$205

Sales to equity method investees were approximately $98 million and $116 million in 2015 and 2014, respectively.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

11.       FIXED ASSETS

Fixed assets consist of:

	2015	2014

Cost
Land	$259	$266
Buildings	1,659	1,653
Machinery and equipment	11,294	11,003
	13,212	12,922

Accumulated depreciation
Buildings	(590)	(577)
Machinery and equipment	(6,617)	(6,943)
	$6,005	$5,402

Included in the cost of fixed assets are construction in progress expenditures of $1.3 billion [2014 - $942 million] that have not been depreciated.

12.       GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	North
	America	Europe	Asia	Total

Balance, December 31, 2013	$654	$644	$129	$1,427
Acquisitions [note 8]	3	—	—	3
Foreign exchange and other	(24)	(67)	(2)	(93)
Balance, December 31, 2014	633	577	127	1,337
Acquisitions [note 8]	—	13	107	120
Foreign exchange and other	(43)	(65)	(5)	(113)
Balance, December 31, 2015	$590	$525	$229	$1,344

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

13.       INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2015	2014

Canadian statutory income tax rate	26.5%	26.5%
Manufacturing and processing profits deduction	(0.4)	(0.4)
Foreign rate differentials	0.8	0.5
Losses not benefited	1.1	1.2
Utilization of losses previously not benefited	(0.1)	(0.2)
Earnings of equity accounted investees	(0.8)	(1.0)
Tax on repatriation of foreign earnings	2.1	0.7
Valuation allowance on deferred tax assets [i]	—	(0.1)
Austrian tax reform [ii]	—	1.2
Write off of investment [iii]	(1.4)	—
Research and development tax credits	(1.3)	(1.6)
Reserve for uncertain tax positions	(0.3)	(1.7)
Others	0.6	1.1
Effective income tax rate	26.8%	26.2%

[i]             GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

[ii]          During 2014, the Austrian government enacted legislation abolishing the utilization of foreign losses, where the foreign subsidiary is not a member of the European Union. Furthermore, any foreign losses previously used by Austrian entities arising in those non European Union subsidiaries are subject to recapture in Austria. As a consequence of this change, the Company recorded a charge to income tax expense of $32 million [“Austrian tax reform”].

[iii]       During 2015, the Company recorded a benefit related to the write-off of historical tax basis in one of its South American subsidiaries.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The details of income before income taxes by jurisdiction are as follows:

	2015	2014

Canadian	$590	$821
Foreign	2,061	1,784
	$2,651	$2,605

[c]          The details of the income tax provision are as follows:

	2015	2014

Current
Canadian	$140	$196
Foreign	578	374
	718	570

Deferred
Canadian	14	1
Foreign	(21)	112
	(7)	113
	$711	$683

[d]         Deferred income taxes have been provided on temporary differences, which consist of the following:

	2015	2014

Tax depreciation greater than book depreciation	$12	$40
Book amortization less than (in excess of) tax amortization	7	(25)
Liabilities currently not deductible for tax	—	20
Net tax losses (benefited) utilized	(13)	46
Change in valuation allowance on deferred tax assets	(1)	(3)
Austrian tax reform	—	32
Net tax credits utilized	—	10
Others	(12)	(7)
	$(7)	$113

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2015	2014

Assets
Tax benefit of loss carryforwards	$614	$686
Liabilities currently not deductible for tax	211	231
Tax credit carryforwards	24	25
Unrealized loss on cash flow hedges and retirement liabilities	154	119
Others	16	12
	1,019	1,073
Valuation allowance against tax benefit of loss carryforwards	(562)	(637)
Other valuation allowance	(50)	(80)
	407	356

Liabilities
Tax depreciation in excess of book depreciation	249	212
Tax on undistributed foreign earnings	10	7
Unrealized gain on cash flow hedges and retirement liabilities	9	9
	268	228

Net deferred tax assets	$139	$128

The net deferred tax assets are presented on the consolidated balance sheet in the following categories:

	2015	2014

Long-term deferred tax assets	$271	$220
Long-term deferred tax liabilities	(132)	(92)
	$139	$128

[f]           The company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $3.90 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $647 million for the year ended December 31, 2015 [2014 - $527 million].

[h]         As of December 31, 2015, the Company had domestic and foreign operating loss carryforwards of $1.92 billion and tax credit carryforwards of $24 million. Approximately $1.25 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2016 and 2035.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]    As at December 31, 2015 and 2014, the Company’s gross unrecognized tax benefits were $221 million and $202 million, respectively [excluding interest and penalties], of which $158 million and $177 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2015	2014

Balance, beginning of year	$202	$238
Increase based on tax positions related to current year	17	21
Increase (decrease) based on tax positions of prior years	53	(23)
Settlements	(15)	(8)
Statute expirations	(20)	(10)
Foreign currency translation	(16)	(16)
	$221	$202

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2015 and 2014, the Company had recorded interest and penalties on the unrecognized tax benefits of $21 million and $24 million, respectively, which reflects recoveries related to changes in its reserves for interest and penalties of $3 million and $18 million, respectively.

The Company operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $50 million, of which $49 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, in Austria for years after 2008, Mexico for years after 2009, and in Canada and the U.S. federal jurisdiction for years after 2011.

14.       OTHER ASSETS

Other assets consist of:

	2015	2014

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$276	$243
Long-term receivables [note 23[c]]	87	85
Customer relationship intangibles [note 8]	75	108
Patents and licenses, net	37	32
Pension overfunded status [note 18[a]]	17	13
Unrealized gain on cash flow hedges [note 23]	5	8
Other, net	46	37
	$543	$526

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

15.       EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2015, a trust, which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $55 million [2014 - $63 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2015, the trust’s indebtedness to Magna was $5 million [2014 - $63 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

16.       WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2015	2014

Balance, beginning of year	$80	$81
Expense, net	26	46
Settlements	(53)	(38)
Foreign exchange and other	6	(9)
	$59	$80

17.       DEBT AND COMMITMENTS

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2015	2014

Senior Notes [note 17 [c]]
$750 million Senior Notes due 2024 at 3.625%	$750	$750
$650 million Senior Notes due 2025 at 4.150%	650	—
€550 million Senior Notes due 2023 at 1.900%	597	—
Cdn$425 million Senior Notes due 2022 at 3.100%	307	—
Bank term debt at a weighted average interest rate of approximately 8.1% [2014 — 8.2%], denominated primarily in Chinese renminbi and Brazilian real	202	173
Government loans at a weighted average interest rate of approximately 3.7% [2014 — 5.5%], denominated primarily in euros and Brazilian real	9	19
Other	42	53
	2,557	995
Less due within one year	211	183
	$2,346	$812

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2016	$211
2017	23
2018	7
2019	4
2020	1
Thereafter	2,311
$2,557

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[d]         On April 24, 2015, the Company’s $2.25 billion revolving credit facility maturing June 20, 2019 was extended to June 22, 2020. The facility includes a $200 million Asian tranche, a $50 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2015	2014

Interest expense
Current	$20	$27
Long-term	38	20
	58	47
Interest income	(14)	(17)
Interest expense, net	$44	$30

[f]           Interest paid in cash was $54 million for the year ended December 31, 2015 [2014 - $44 million].

[g]          At December 31, 2015, the Company had commitments under operating leases requiring annual rental payments as follows:

Total

2016	$268
2017	232
2018	185
2019	161
2020	138
Thereafter	283
$1,267

For the year ended December 31, 2015, operating lease expense was $285 million [2014 - $319 million].

[h]         The Company had agreements with its founder and certain affiliated entities for the provision of business development, consulting and other business services which ended on December 31, 2014. The cost of these agreements was measured at the exchange amount.  The aggregate amount expensed under these agreements with respect to the year ended December 31, 2014 was $57 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

18.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2015	2014

Defined benefit pension plans and other [a]	$181	$199
Termination and long service arrangements [b]	287	313
Retirement medical benefits plans [c]	30	39
Other long-term employee benefits	6	8
Long-term employee benefit obligations	$504	$559

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2015	2014

Projected benefit obligation
Discount rate	3.8%	3.7%
Rate of compensation increase	2.5%	2.7%

Net periodic benefit cost
Discount rate	3.7%	4.7%
Rate of compensation increase	2.7%	2.8%
Expected return on plan assets	5.9%	6.0%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$536	$450
Current service cost	12	13
Interest cost	18	20
Actuarial (gains) losses and changes in actuarial assumptions	(18)	93
Benefits paid	(18)	(16)
Acquisition	1	—
Foreign exchange	(38)	(24)
End of year	493	536

Plan assets at fair value [i]
Beginning of year	347	328
Return on plan assets	7	25
Employer contributions	19	24
Benefits paid	(18)	(16)
Foreign exchange	(29)	(14)
End of year	326	347

Ending funded status	$167	$189

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(17)	$(13)
Current liability	3	3
Non-current liability	181	199
Net amount	$167	$189

Amounts recorded in accumulated other comprehensive loss
Unrecognized actuarial losses	$(138)	$(147)

Net periodic benefit cost
Current service cost	$12	$13
Interest cost	18	20
Return on plan assets	(20)	(19)
Actuarial losses	4	1
Net periodic benefit cost	$14	$15

[i]             The asset allocation of the Company’s defined benefit pension plans at December 31, 2015 and the target allocation for 2016 is as follows:

	2016	2015

Equity securities	40-80%	58%
Fixed income securities	30-50%	41%
Cash and cash equivalents	0-10%	1%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs (level 2) from indirect market prices on regulated financial exchanges.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2015	2014

Discount rate	3.1%	3.0%
Rate of compensation increase	2.8%	2.7%

Information about the Company’s termination and long service arrangements is as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$323	$336
Current service cost	15	18
Interest cost	8	11
Actuarial losses and changes in actuarial assumptions	2	15
Benefits paid	(12)	(17)
Divestiture	(4)	—
Foreign exchange	(37)	(40)
Ending funded status	$295	$323

Amounts recorded in the consolidated balance sheet
Current liability	$8	$10
Non-current liability	287	313
Net amount	$295	$323

Amounts recorded in accumulated other comprehensive loss
Unrecognized actuarial losses	$(69)	$(81)

Net periodic benefit cost
Current service cost	$15	$20
Interest cost	8	11
Actuarial losses	18	16
Net periodic benefit cost	$41	$47

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2015	2014

Retirement medical benefit obligations	3.9%	3.7%
Net periodic benefit cost	3.7%	4.5%
Health care cost inflation	6.5%	7.0%

Information about the Company’s retirement medical benefits plans are as follows:

	2015	2014

Projected benefit obligation
Beginning of year	$41	$36
Interest cost	1	2
Actuarial (gains) losses and changes in actuarial assumptions	(7)	5
Benefits paid	(2)	(2)
Foreign exchange	(1)	—
Ending funded status	$32	$41

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	30	39
Net amount	$32	$41

Amounts recorded in accumulated other comprehensive loss
Unrecognized past service costs	$1	$2
Unrecognized actuarial gains	11	4
Total amount included in accumulated other comprehensive loss	$12	$6

Net periodic benefit cost
Interest cost	$2	$2
Actuarial gains	—	(1)
Past service cost amortization	(1)	(1)
Net periodic benefit cost	$1	$—

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2016	$17	$8	$2	$27

Expected benefit payments:
2016	$17	$8	$2	$27
2017	17	8	2	27
2018	17	9	2	28
2019	18	12	2	32
2020	19	14	2	35
Thereafter	111	86	9	206
	$199	$137	$19	$355

19.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2015	2014

Long-term portion of fair value of hedges [note 23]	$152	$80
Long-term portion of income taxes payable	131	144
Asset retirement obligation	26	26
Long-term lease inducements	19	24
Deferred revenue	3	4
	$331	$278

20.       STOCK-BASED COMPENSATION

[a]         Incentive Stock Option Plan

The Company currently has two incentive stock option plans in effect: the 2009 Stock Option Plan, which was adopted by the Company’s shareholders on May 6, 2010; and the Amended and Restated Incentive Stock Option Plan [the “1987 Stock Option Plan”], which was adopted by shareholders on December 10, 1987, and subsequently amended on May 18, 2000 and May 10, 2007.

Upon adoption of the 2009 Plan, new grants under the 1987 Plan were frozen, but all outstanding options were permitted to continue to vest and be exercisable in accordance with their terms.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2009 Stock Option Plan

Under the 2009 Stock Option Plan, the Company may grant options to purchase Common Shares to full-time employees and consultants of the Company and its subsidiaries. The maximum number of shares that can be reserved for issuance under the option plan is 32,000,000 shares. The number of shares available to be granted at December 31, 2015 was 12,164,270 [2014 — 13,586,060]. All options granted are for terms of up to seven years from the grant date. Options issued under the 2009 Option Plan to employees and consultants generally vest as to one-third on each of the first three anniversaries of the date of grant. Performance-vested options are granted to some of the Company’s most senior executives, with vesting as to one-sixth, one-third and one-half on the first three anniversaries of the date of grant, subject to satisfaction of a minimum total shareholder return condition. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

1987 Stock Option Plan

The Company previously granted options to purchase Common Shares to full-time employees, outside directors or consultants of the Company under the 1987 Stock Option Plan. Upon shareholder approval of the Company’s 2009 Stock Option Plan, the 1987 Stock Option Plan was terminated such that no future grants could be made, but previously granted options would continue to vest and be exercisable in accordance with their original terms of grant. All options granted under the 1987 Stock Option Plan are for terms of up to seven years from the grant date. All options allow the holder to purchase Common Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant or modification.

The following is a continuity schedule of all options outstanding [number of options in the table below are expressed in whole numbers — restated [note 3]]:

	Options outstanding
		Weighted
		average		Number
	Number	exercise		of options
	of options	price		exercisable

Outstanding at December 31, 2013	9,516,216	Cdn$	20.91	5,694,218
Granted	1,502,600	53.36		—
Exercised	(2,649,160)	19.92		(2,649,160)
Cancelled	(54,998)	30.23		(12,000)
Vested	—	—		1,581,430
Outstanding at December 31, 2014	8,314,658	Cdn$	27.03	4,614,488
Granted	1,614,336	68.24		—
Exercised	(2,387,032)	18.17		(2,387,032)
Cancelled	(192,546)	41.08		(2)
Vested	—	—		1,965,905
Outstanding at December 31, 2015	7,349,416	Cdn$	38.59	4,193,359

The total intrinsic value of options exercised during 2015 was $86 million [2014 - $85 million].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

At December 31, 2015, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
			Remaining		Number
		Number	contractual		of options
		of options	life [years]		exercisable

Cdn$10 to $15		1,000,682	0.9		1,000,682
Cdn$15 to $20		20,000	1.4		20,000
Cdn$20 to $25		1,480,560	3.2		1,487,226
Cdn$25 to $30		1,877,018	3.8		1,247,757
Over Cdn$50		2,971,156	5.7		437,694
		7,349,416			4,193,359

Weighted average exercise price	Cdn$	38.59		Cdn$	25.53
Weighted average life remaining [years]		4.03			2.94
Aggregate intrinsic value at December 31, 2015	$93			$93

The weighted average assumptions used in measuring the fair value of stock options granted are as follows:

	2015	2014

Risk-free interest rate	0.97%	1.60%
Expected dividend yield	2.00%	2.00%
Expected volatility	26%	29%
Expected time until exercise	4.6 years	4.5 years

Weighted average fair value of options granted in year [Cdn$] [restated [note 3]]	$12.84	$11.47

[b]         Long-term retention program

The Company awarded certain executives an entitlement to Common Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Common Shares.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers — restated [note 3]]:

	Number	Stated
	of shares	value

Awarded and not released, December 31, 2013	1,460,952	$25
Release of restricted stock	(286,304)	(5)
Awarded and not released, December 31, 2014	1,174,648	20
Release of restricted stock	(286,312)	(4)
Awarded and not released, December 31, 2015	888,336	$16

[c]          Restricted stock unit program

In a number of different circumstances, the Company awards restricted stock units [“RSUs”] to certain executives and other employees as part of the Company’s compensation program. These RSUs are notional units, each of which is equivalent to one Magna Common Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Common Shares or the cash value on the redemption date [based on the 20-day weighted average trading price]. Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

The Company maintains a Non-Employee Director Share-Based Compensation Plan [“DSU Plan”] which governs the 60% portion of the annual retainer payable to Independent Directors which is mandatorily deferred in the form of Deferred Share Units [“DSUs”]. Additionally, each Independent Director may annually elect to defer up to 100% of his or her total annual cash compensation from Magna [including committee retainers, meeting and other fees]. The amounts deferred in the DSU Plan are reflected in DSUs, which are notional units, the value of which increases or decreases in direct relation to the New York Stock Exchange [“NYSE”] market price of Magna Common Shares. Dividend equivalents are credited on DSUs at the times and in the amounts of dividends that are declared and paid on Magna’s Common Shares. All DSUs are fully vested on the date allocated to an Independent Director under the DSU Plan.  The DSUs are settled upon an Independent Director’s retirement from the Board by delivering Magna Common Shares equal to the whole DSUs credited to the Independent Director.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following is a continuity schedule of restricted stock unit programs outstanding [number of stock units in the table below are expressed in whole numbers — restated [note 3]]:

	Equity	Liability	Equity
	classified	classified	classified
	RSUs	RSUs	DSUs	Total

Outstanding at December 31, 2013	1,263,709	60,238	254,894	1,578,841
Granted	363,053	18,050	44,272	425,375
Dividend equivalents	1,678	1,132	4,095	6,905
Forfeitures	—	(820)	—	(820)
Redeemed	(643,162)	(32,548)	—	(675,710)
Outstanding at December 31, 2014	985,278	46,052	303,261	1,334,591
Granted	356,422	15,922	43,955	416,299
Dividend equivalents	1,633	1,094	5,468	8,195
Redeemed	(495,627)	(28,236)	—	(523,863)
Outstanding at December 31, 2015	847,706	34,832	352,684	1,235,222

[d]         Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	2015	2014

Incentive Stock Option Plan	$12	$15
Long-term retention	4	4
Restricted stock unit	20	21
Total stock-based compensation expense	$36	$40

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

21.       CAPITAL STOCK

[a]         At December 31, 2015, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

[b]         On November 10, 2015, the TSX accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 40 million Magna Common Shares [the “2015 Bid”], representing 9.9% of the Company’s public float of Common Shares. The Bid commenced on November 13, 2015 and will terminate no later than November 12, 2016.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2014 and 2013.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2015		2014
	number	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount
2013 Bid	40,000,000	—	$—	30,271,428	$1,525
2014 Bid	40,000,000	8,166,514	388	4,798,376	241
2015 Bid	40,000,000	2,585,970	113	—	—
		10,752,484	$501	35,069,804	$1,766

Certain purchases were made by way of private agreements entered into with arm’s length, third party sellers. Such private agreement purchases were made at a discount to the prevailing market price for the Company’s Common Shares and pursuant to issuer bid exemption orders issued by the Ontario Securities Commission. All other purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 3, 2016 were exercised or converted:

Common Shares	401,643,203
Stock options [note 20]	9,117,224
410,760,427

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2015	2014

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(255)	$454
Net unrealized loss	(798)	(681)
Repurchase of shares under normal course issuer bids [note 21]	11	(28)
Balance, end of year	(1,042)	(255)

Accumulated net unrealized loss on cash flow hedges [b]
Balance, beginning of year	(113)	(20)
Net unrealized loss	(244)	(103)
Reclassification of net loss to net income [a]	95	10
Balance, end of year	(262)	(113)

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(186)	(117)
Net unrealized gain (loss)	14	(72)
Reclassification of net loss to net income [a]	7	3
Balance, end of year	(165)	(186)

Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of year	(4)	(4)
Net unrealized loss	3	—
Balance, end of year	(1)	(4)

Total accumulated other comprehensive loss [c]	$(1,470)	$(558)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2015	2014

Cash flow hedges
Sales	$(86)	$(28)
Cost of sales	(45)	17
Interest	(3)	—
Income tax	39	1
Net of tax	(95)	(10)

Other long-term liabilities
Cost of sales	(9)	(4)
Income tax	2	1
Net of tax	(7)	(3)

Total loss reclassified to net income	$(102)	$(13)

[b]         The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2015	2014
Accumulated net unrealized loss on cash flow hedges
Balance, beginning of year	$44	$4
Net unrealized loss	92	41
Reclassification of net loss to net income	(39)	(1)
Balance, end of year	97	44

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	36	14
Net unrealized (gain) loss	(3)	23
Reclassification of net loss to net income	(2)	(1)
Balance, end of year	31	36

Total income tax benefit	$128	$80

[c]          The amount of other comprehensive loss that is expected to be reclassified to net income during 2016 is $185 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.  FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2015, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars				For U.S. dollars
	U.S.	Weighted		Weighted		Weighted
Buy	dollar	average	Euro	average	Peso	average
(Sell)	amount	rate	amount	rate	amount	rate
2016	276	1.30051	44	1.45543	4,248	0.06751
2016	(932)	0.82317	(11)	0.67901	—	—
2017	7	1.23553	14	1.44220	2,689	0.06269
2017	(577)	0.81685	—	—	—	—
2018	—	—	—	—	780	0.05619
2018	(416)	0.79299	—	—	—	—
2019	(278)	0.78519	—	—	—	—
2020	(117)	0.76577	—	—	—	—
	(2,037)		47		7,717

	For euros
	U.S.	Weighted		Weighted	Czech	Weighted
Buy	dollar	average	GBP	average	koruna	average
(Sell)	amount	rate	amount	rate	amount	rate
2016	101	0.87463	11	1.40949	3,377	0.03709
2016	(153)	1.20933	(13)	0.80758	(2)	26.84500
2017	38	0.88127	—	—	2,168	0.03720
2017	(84)	1.23216	(9)	0.81324	—	—
2018	15	0.87239	—	—	1,031	0.03774
2018	(45)	1.18114	(7)	0.73974	—	—
2019	5	0.85873	—	—	—	—
2019	(17)	1.16813	(4)	0.74603	—	—
2020	(2)	1.17400	—	—	—	—
	(142)		(22)		6,574

Based on forward foreign exchange rates as at December 31, 2015 for contracts with similar remaining terms to maturity, gains of $31 million and losses of $343 million relating to the Company’s foreign exchange forward contracts have been recognized in other comprehensive loss [note 22].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2015	2014

Trading
Cash and cash equivalents	$2,863	$1,249
Investment in ABCP	73	88
Equity investments	4	—
	$2,940	$1,337
Available-for-sale investments
Equity investments	$—	$5

Held-to-maturity investments
Severance investments	$3	$4

Loans and receivables
Accounts receivable	$5,439	$5,316
Long-term receivables included in other assets [note 14]	87	85
	$5,526	$5,401

Other financial liabilities
Bank indebtedness	$25	$30
Long-term debt (including portion due within one year)	2,557	995
Accounts payable	4,746	4,765
	$7,328	$5,790

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$27	$21
Other assets	4	8
Other accrued liabilities	(191)	(90)
Other long-term liabilities	(152)	(80)
	(312)	(141)
Commodity contracts
Other accrued liabilities	—	(1)
	$(312)	$(142)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair value in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impact of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2015
Assets	$31	$30	$1
Liabilities	$(343)	$(30)	$(313)

December 31, 2014
Assets	$29	$28	$1
Liabilities	$(170)	$(28)	$(142)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

At December 31, 2015, the Company held Canadian third party ABCP with a face value of Cdn$107 million [2014 - Cdn$107 million]. The carrying value and estimated fair value of this investment was Cdn$101 million [2014 - Cdn$102 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

Term debt

The Company’s term debt includes $211 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Senior Notes

At December 31, 2015, the net book value of the Company’s Senior Notes was $2.30 billion and the total estimated fair value of the Senior Notes was approximately $2.31 billion, determined primarily using active market prices, categorized as Level 1 inputs within the Accounting Standards Codification 820 fair value hierarchy.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents, which consist of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2015, sales to the Company’s six largest customers represented 83% [2014 - 83%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

24.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed.  The fresh statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  inducement by the Company of a breach of the Licence Agreement by TRW;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$2.56 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur. A trial is not expected to commence until 2017. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. Notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         In September 2013, representatives of the Bundeskartellamt, the German Federal Cartel Office, attended at one of the Company’s operating divisions in Germany to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive textile coverings and components, particularly trunk linings. In January 2016, the German Federal Cartel Office closed its investigation without taking any action against the Company or any of its operating divisions.

In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.

Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if found to be liable.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has initiated a global review focused on antitrust risk led by a team of external counsel. If any antitrust violation is found as a result of the above-referenced investigations or otherwise, Magna could be subject to fines, penalties and civil, administrative or criminal legal proceedings that could have a material adverse effect on Magna’s profitability in the year in which any such fine or penalty is imposed or the outcome of any such proceeding is determined. Additionally, Magna could be subject to other consequences, including reputational damage, which could have a material adverse effect on the Company.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 16]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

25.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier whose product capabilities include producing body, chassis, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Asia and Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, consumer credit availability, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis. The Company’s segments consist of North America, Europe, Asia and Rest of World. The Company maintains management teams in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth in the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense, net; and other expense (income), net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

The following tables show certain information with respect to segment disclosures:

	2015
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,329	$5,856				$242	$647
United States	9,603	9,183				421	1,431
Mexico	4,261	3,869				233	756
Eliminations	(1,178)	—				—	—
North America	19,015	18,908	$411	$1,934	$590	896	2,834
Europe
Western Europe (excluding Great Britain)	8,936	8,635				357	1,279
Great Britain	404	404				26	145
Eastern Europe	2,110	1,873				112	474
Eliminations	(327)	—				—	—
Europe	11,123	10,912	276	451	525	495	1,898
Asia	1,981	1,846	77	149	229	121	820
Rest of World	461	461	17	(25)	—	15	54
Corporate and Other [i]	(446)	7	21	20	—	64	399
Total reportable segments	$32,134	$32,134	$802	$2,529	$1,344	$1,591	$6,005
Current assets							11,144
Investments, goodwill, deferred tax assets and other assets							2,557
Consolidated total assets							$19,706

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2014
			Depreciation			Fixed	Fixed
	Total	External	and	Adjusted		asset	assets,
	sales	sales	amortization	EBIT [ii]	Goodwill	additions	net
North America
Canada	$6,799	$6,324				$204	$638
United States	9,194	8,666				328	1,204
Mexico	3,984	3,653				153	626
Eliminations	(1,216)	—				—	—
North America	18,761	18,643	$407	$2,003	$633	685	2,468
Europe
Western Europe (excluding Great Britain)	11,086	10,794				334	1,302
Great Britain	385	384				13	36
Eastern Europe	2,397	2,102				80	498
Eliminations	(366)	—				—	—
Europe	13,502	13,280	327	502	577	427	1,836
Asia	1,919	1,773	71	150	127	140	648
Rest of World	695	694	17	(35)	—	8	82
Corporate and Other [i]	(474)	13	23	61	—	234	368
Total reportable segments	$34,403	$34,403	$845	$2,681	$1,337	$1,494	$5,402
Current assets							9,862
Investments, goodwill, deferred tax assets and other assets							2,462
Noncurrent assets held for sale							348
Consolidated total assets							$18,074

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Adjusted EBIT to Income from operations before income taxes:

	2015	2014

Adjusted EBIT	$2,529	$2,681
Other income (expense), net	166	(46)
Interest expense, net	(44)	(30)
Income from continuing operations before income taxes	$2,651	$2,605

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         The following table aggregates external revenues by customer as follows:

	2015	2014

General Motors	$6,424	$6,361
Fiat / Chrysler Group	5,094	5,505
Ford Motor Company	4,923	4,660
Daimler AG	3,779	4,009
Volkswagen	3,301	3,872
BMW	3,300	4,153
Other	5,313	5,843
	$32,134	$34,403

[c]          The following table summarizes external revenues generated by automotive products and services:

	2015	2014

Body systems and chassis systems	$7,790	$8,078
Exterior systems	5,155	5,435
Powertrain systems	4,755	5,083
Seating systems	4,497	4,969
Tooling, engineering and other	2,700	2,755
Vision and electronic systems	2,583	2,518
Complete vehicle assembly	2,357	3,160
Closure systems	2,297	2,405
	$32,134	$34,403

26.       SUBSEQUENT EVENT

Acquisition of Getrag

In the third quarter of 2015, the Company signed an agreement to acquire 100% of the common shares and voting interest of the Getrag Group of Companies [“Getrag”].  Getrag is a global supplier of automotive transmission systems including manual, automated-manual, dual clutch, hybrid and other advanced systems.  The transaction was completed on January 4, 2016.

The total consideration transferred by the Company was approximately €1.75 billion in cash, and is subject to working capital and other customary purchase price adjustments.  The acquisition of Getrag will be accounted for as a business combination under the acquisition method of accounting. The Company will record the assets acquired and liabilities assumed at their fair values as of the acquisition date. Due to the limited amount of time since the acquisition date, the preliminary acquisition valuation for the business combination is incomplete at this time. As a result, the Company is unable to provide the amounts recognized as of the acquisition date for the major classes of assets acquired and liabilities assumed, including the information required for valuation of intangible assets and goodwill.